UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*

            Therapeutic Discovery Corporation (TDCA)

                             (Name of Issuer)

           Class A Common Stock, par value $.01 per share


                      (Title of Class of Securities)

                           CUSIP No. 883376105
                              (CUSIP Number)

                             Thomas F. Steyer
                    Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                     San Francisco, California  94111
                              (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        December 12, 1996

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D
CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     224,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     224,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     224,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     3.2%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
Person

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     273,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     273,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     273,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     3.5%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     162,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     162,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     163,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.1%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     50,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     50,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     50,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.7%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     137,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     137,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     137,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.8%

14   Type of Reporting Person*

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     731,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     731,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     731,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.5%

14   Type of Reporting Person*

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     869,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     869,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     869,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     869,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     869,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     869,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     869,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     869,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     869,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     731,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     731,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     731,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     9.5%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     869,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     869,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     869,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    11.2%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     869,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     869,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     869,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     869,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     869,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     869,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     869,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     869,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     869,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     869,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     869,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     869,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     11.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 883376105

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     869,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     869,600

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     869,600

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    11.2%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 to Schedule 13D amends the
Schedule 13D initially filed on August 13, 1993 (collec-tively, with all amendments thereto, the "Schedule 13D").

Item 2.  Identity and Background

     Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)  This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it:  (iii) Farallon Capital Institu-
tional Partners II, L.P., a California limited partner-
ship ("FCIP II"), with respect to the Shares held by it;
(iv) Tinicum Partners, L.P., a New York limited partner-
ship ("Tinicum"), with respect to the Shares held by it;
(v) Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect to the
Shares held by Farallon Capital Offshore Investors, Inc.,
a British Virgin Islands corporation ("Offshore") and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts"); (vi) Farallon Part-
ners, L.L.C., a Delaware limited liability company
("FPLLC") with respect to the Shares held by each
of the entities named in (i) through (iv) above; (vii)
each of Enrique H. Boilini ("Boilini"), David I. Cohen
("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish
("Fish"), Andrew B. Fremder ("Fremder"), William F.
Mellin ("Mellin"), Stephen L. Millham ("Millham"),
Meridee A. Moore ("Moore") and Thomas F. Steyer
("Steyer"), with respect to the Shares held by each of
the entities named in (i) through (v) above; and
(viii) Fleur E. Fairman ("Fairman") with respect to the
Shares held by each of the entities named in (i) through
(iv) above.  (FCP, FCIP, FCIP II, Tinicum, FCMLLC, FPLLC,
Boilini, Cohen, Downes, Fairman, Fish,

Fremder, Millham, Mellin, Moore and Steyer shall collec-tively be referred to hereafter as the "Filing Persons".)

     As of October 1, 1996, Enrique H. Boilini became a managing member of FCMLLC an FPLLC.

  The name, principal business, state of incorporation, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto. The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

     (c) The principal business of each of the Partner-ships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own account. The principal business of FPLLC is to act as General Partner of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.
PAGE

     (d)  None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceed-ing, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consider-ation.

     Item 3 as reported on the Schedule 13D is hereby amended and supplemented by the following:

     The net investment cost (including commissions) is $208,062 for the 20,500 Shares acquired by FCP since the filing of the last Schedule 13D, $249,675 for the 24,300
Shares acquired by FCIP since the filing of the last
Schedule 13D, $63,850 for the 6,200 Shares acquired by
FCIP II since the filing of the last Schedule 13D, $42,498 for the 4,100 Shares acquired by Tinicum since the filing of the last Schedule 13D and $513,378 for the 50,400 Shares acquired by the Managed Accounts since the filing of the last Schedule 13D.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP and FCIP II, from working capital; (ii) with respect to the Managed
Accounts, from working capital and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman Sachs & Co.; and (iii) with respect to FCP and Tinicum, from working capital, from borrowings pursuant to margin accounts maintained by FCP and Tinicum at

PAGE

Goldman Sachs & Co. and/or from borrowings pursuant to separate revolving credit agreements (the "Credit
Agreements") entered into by each of FCP and Tinicum with ING (U.S.) Capital Corporation ("ING").

     FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman Sachs & Co., and the accounts may from time to time have debit balances. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum. The interest rates charged pursuant to the Credit Agreements are the ING Base Rate plus 1.5%
and/or LIBO plus a spread ranging from 1.875% - 2.25% depending upon the amount of borrowings currently outstanding under the relevant Credit Agreement.

     It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 5.  Interest in Securities of the Issuer.

     Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

     A.   Farallon Capital Partners, L.P.

          (a)(b)  The information set forth in Rows 7, 8,
9, 10, 11 and 13 of the cover page hereto for FCP is
incorporated herein by reference.   The percentage amount
set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 7,734,424 Shares reported by the Company in its Form 10Q for the period ended September 30, 1996 to be outstanding as of November 12, 1996.

          (c)  The trading dates, number of Shares
purchased or sold and the price per share for all transactions in the Shares in the last 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) FPLLC as the General Partner has the power to direct the affairs of FCP, including decisions regarding the disposition of the

PAGE
proceeds from the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

          (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

          (c)  The trading dates, number of Shares
purchased or sold and the price per share for all transactions in the Shares in the last 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) FPLLC as the General Partner has the power to direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC and Messrs. Boilini, Cohen, Downes, Fish,
Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

          (e)  Not applicable.

     C.   Farallon Capital Institutional Partners II,
L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

          (c)  The trading dates, number of Shares
purchased or sold and the price per share for all transactions in the Shares in the last 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) FPLLC as the General Partner has the power to direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC and Messrs. Boilini, Cohen, Downes, Fish,
Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

          (e)  Not applicable.

PAGE

     D.   Tinicum Partners, L.P.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

          (c)  The trading dates, number of Shares
purchased or sold and the price per share for all transactions in the Shares in the last 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

          (d) FPLLC as the General Partner has the power to direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC and Messrs. Boilini, Cohen, Downes, Fish,
Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

          (e)  Not applicable.

     E.   Farallon Capital Management, L.L.C.

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

          (c)  The trading dates, number of Shares
purchased or sold and the price per share for all transactions in the Shares by the Managed Accounts in the last 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transac-tions were open-market transactions.

          (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Millham, and Mellin, and Ms. Moore are managing members of FCMLLC.

          (e)  Not applicable.

     F.   Farallon Partners, L.L.C.

          (a), (b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

PAGE

          (c)  None.

          (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and
Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

          (e)  Not applicable.

     G.   Enrique H. Boilini

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Mr. Boilini is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     H.   David I. Cohen

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     I.   Joseph F. Downes

PAGE

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     J.   Fleur E. Fairman

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
Ms. Fairman is a managing member of FPLLC.

          (e)  Not applicable.

     K.   Jason M. Fish

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

PAGE

     L.   Andrew B. Fremder

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     M.   William F. Mellin

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     N.   Stephen L. Millham

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of

PAGE

Shares held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     O.   Meridee A. Moore

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Shares held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     P.   Thomas F. Steyer

          (a), (b)  The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

          (c)  None.

          (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

          (e)  Not applicable.

     The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes,

PAGE

Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 7.  Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

PAGE

                     SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1996


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON PARTNERS, L.L.C., on its
                    own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /S/ THOMAS F. STEYER
                    ____________________________________
                    Thomas F. Steyer, individually and as
                    attorney-in-fact for each of Enrique
                    H. Boilini, David I. Cohen, Joseph F.
                    Downes, Fleur E. Fairman, Jason M.
                    Fish, Andrew B. Fremder, William F.
                    Mellin, Stephen L. Millham, and
                    Meridee A. Moore.

PAGE

ANNEX 1

     Set forth below with respect to Farallon Capital
Management, L.L.C. and Farallon Partners, L.L.C. is the following: (a) name; (b) address; (c) principal business;
(d) state of organization; and (e) controlling persons.
Set forth below, with respect to each managing member of the General Partner of FCP, FCIP, FCIP II, and Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.    (a)    Farallon Capital Management, L.L.C.
      (b)    One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Serves as investment adviser to various
managed accounts.
      (d)    Delaware limited liability company
      (e)    Managing Members: Thomas F. Steyer, Senior
Managing Member, Enrique H. Boilini, David I. Cohen,
Joseph H. Downes, Jason M. Fish, Andrew B. Fremder,
William F. Mellin, Stephen L. Millham and Meridee A.
Moore, Managing Members.

2.    (a)    Farallon Partners, L.L.C.
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Serves as general partner to investment
partnerships
      (d)    Delaware limited liability company
      (e)    Managing Members:  Thomas F. Steyer, Senior
Managing Member, Enrique H. Boilini, David I. Cohen,
Joseph H. Downes, Fleur E. Fairman, Jason M. Fish, Andrew
B. Fremder, William F. Mellin, Stephen L. Millham and
Meridee A. Moore, Managing Members.

3.    (a)    Enrique H. Boilini
      (b)    c/o 75 Holly Hill Lane
             Greenwich, CT  06830
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    Argentinean Citizen

4.    (a)    David I. Cohen
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    South African Citizen
PAGE

5.    (a)    Joseph F. Downes
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

6.    (a)    Fleur E. Fairman
      (b)    993 Park Avenue
             New York, New York 10028
      (c)    Managing Member of Farallon Partners,
             L.L.C.
      (d)    United States Citizen

7.    (a)    Jason M. Fish
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

8.    (a)    Andrew B. Fremder
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

9.    (a)    William F. Mellin
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

10.   (a)    Stephen L. Millham
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen
PAGE

11.   (a)    Meridee A. Moore
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Managing Member of Farallon Partners,
L.L.C.; Managing Member of Farallon Capital Management,
L.L.C.
      (d)    United States Citizen

12.   (a)    Thomas F. Steyer
      (b)    c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, CA  94111
      (c)    Senior Managing Member of Farallon Partners,
L.L.C.; Senior Managing Member of Farallon Capital
Management, L.L.C.
      (d)    United States Citizen

              JOINT ACQUISITION STATEMENT
              PURSUANT TO RULE 13D-(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 23, 1996

                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON PARTNERS, L.L.C., on its
                    own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P., and
                    TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /S/ THOMAS F. STEYER
                    ____________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member

                    /S/ THOMAS F. STEYER
                    ____________________________________
                    Thomas F. Steyer, individually and as
                    attorney-in-fact for each of Enrique
                    H. Boilini, David I. Cohen, Joseph F.
                    Downes, Fleur E. Fairman, Jason M.
                    Fish, Andrew B. Fremder, William F.
                    Mellin, Stephen L. Millham, and
                    Meridee A. Moore.

PAGE

                      SCHEDULE A

           FARALLON CAPITAL PARTNERS, L.P.


                    NO. OF SHARES            PRICE
TRADE DATE          PURCHASED                PER SHARE
                                             (including
                                             commission)

10/22/96                 1,600               $9.75

10/31/96                 3,200               $10.375

11/05/96                 1,600               $10.375

12/12/96                 5,000               $10.625

12/16/96                 3,900               $10.625

PAGE

                      SCHEDULE B


    FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                    NO. OF SHARES            PRICE
TRADE DATE          PURCHASED                PER SHARE
                                             (including
                                             commission)

10/22/96                 1,700               $9.75

10/31/96                 3,400               $10.375

11/05/96                 1,600               $10.375

12/12/96                 8,600               $10.625

12/16/96                 4,800               $10.625

PAGE

                      SCHEDULE C


   FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                    NO. OF SHARES            PRICE
TRADE DATE          PURCHASED                PER SHARE
                                             (including
                                             commission)


10/22/96                 400                 $9.75

10/31/96                 800                 $10.375

11/05/96                 400                 $10.375

12/12/96                 2,400               $10.625

12/16/96                 1,200               $10.625

                      SCHEDULE D


                TINICUM PARTNERS, L.P.


                    NO. OF SHARES            PRICE
TRADE DATE          PURCHASED                PER SHARE
                                             (including
                                             commission)


10/22/96                 300                 $9.75

10/31/96                 700                 $10.374

11/05/96                 300                 $10.373

12/12/96                 1,500               $10.625

12/16/96                 900                 $10.624
PAGE

                      SCHEDULE E


          FARALLON CAPITAL MANAGEMENT, L.L.C.


                    NO. OF SHARES            PRICE
TRADE DATE          PURCHASED                PER SHARE
                                             (including
                                             commission)

10/22/96                 800                 $9.75

10/31/96                 1,200               $10.375

11/01/96                 4,000               $10.375

11/04/96                 2,000               $10.375

11/05/96                 700                 $10.374

12/12/96                 6,400               $10.625

12/16/96                 2,300               $10.625

10/31/96                 200                 $10.375

12/12/96                 300                 $10.623

12/16/96                 100                 $10.62

10/22/96                 200                 $9.75

10/31/96                 500                 $10.374

11/01/96                 3,500               $10.375

11/04/96                 3,000               $10.375

11/05/96                 400                 $10.375

12/12/96                 5,800               $10.625

12/16/96                 1,800               $10.625